United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

x

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

EXTRAORDINARY BOARD OF DIRECTORS MEETING

On April 29th, 2019, at 9:00 am, met, extraordinarily, at Praia de Botafogo, 186, office 1901, in the city of Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso — Chairman, Fernando Jorge Buso Gomes — Vice Chairman (by videoconference), Dan Conrado (by videoconference), Eduardo Refinetti Guardia (by videoconference), Isabella Saboya de Albuquerque (by videoconference), Marcel Juviniano Barros, Ney Roberto Ottoni de Brito, Oscar Augusto de Camargo Filho, and Sandra Maria Guerra de Azevedo (by videoconference), and the alternative members Messrs. Raimundo Nonato Alves Amorim (by videoconference) and Yoshitomo Nishimitsu, and also Mr. Luiz Gustavo Gouvêa, as Corporate Governance Secretary of Vale S.A. (“Vale”), having unanimously resolved upon the following: “ELECTION OF CHIEF EXECUTIVE OFFICER OF VALE — The Board Of Directors approved, with a favorable report of the Personnel Committee (…), (i) the election of Mr. EDUARDO DE SALLES BARTOLOMEO, Brazilian, married, engineer, bearer of the identity card number 053253485 issued by IFP/RJ, enrolled at Brazilian Taxpayer Registry (CPF/MF) under #845.567.307-91, with commercial address at Praia de Botafogo 186, 20th Floor, Botafogo, Rio de Janeiro, RJ, as Chief Executive Officer of Vale, to complete the current term of management, that is, until May 26, 2019, as well as to meet the management two-year term, counted from the end of the current management term. The Chief Executive Officer elected herein have declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76) (…)”. I hereby attest that the item above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, May 23th, 2018.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: May 30, 2019		Director of Investor Relations